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High Water Music Shop

Record Shop

Ridgewood, NY 11385
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THE PITCH
High Water Music Shop is seeking investment to open a record shop in Ridgewood, Queens.
Operating Pop-upsFirst LocationGenerating Revenue
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OUR MISSION

Our mission is to provide a space for music and art lovers alike to connect over the love of sound. We plan to provide unique releases, a variety of multi-generational workshops, and music-focused programming.

Since 2007, we have provided a spring board for independent artists to grow and reach a world-wide audience. This shop will expand on that mission.
We will offer unique collaborative opportunities with upcoming artists as well as seasoned legends.
Our space will provide multi-generational workshops centered around the art of music production and record making.
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OUR STORY

High Water Music is a record label/production company founded in 2007 by legendary DJ/Radio Host SUCE (Sucio Smash). Over the years, HWM has produced albums, events, and marketing campaigns/activations. This physical location is the next step on our brand's evolution.

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HWM
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Fresh Daily, 2011

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THE TEAM
SUCE (Sucio Smash)
CEO/Founder

DJ/High Water Music/A Party Called Rosie Perez/Producer

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations $4,500
Stock $10,000
Operating Capital $2,000
Marketing $1,500
Misc. $800
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$110,500	$121,550	$130,058	$136,560	$140,656
Cost of Goods Sold	$18,250	$20,075	$21,480	$22,553	$23,229
Gross Profit	$92,250	$101,475	$108,578	$114,007	$117,427

EXPENSES

Rent	$30,000	$30,750	$31,518	$32,305	$33,112
Utilities	$6,000	$6,150	$6,303	$6,460	$6,621
Salaries	$24,000	$26,400	$28,247	$29,659	$30,548
Operating Profit	$32,250	$38,175	$42,510	$45,583	$47,146

This information is provided by High Water Music Shop. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2021 Balance Sheet
HWM Article of Organization.png
Investment Round Status
Target Raise $20,000
Maximum Raise $60,000
Amount Invested $0
Investors 0
Investment Round Ends June 28, 2021
Summary of Terms
Legal Business Name High Water Music
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 5%-15%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2027
Financial Condition
No operating history

High Water Music Shop was established in 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Real Estate Risk

High Water Music Shop is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent High Water Music Shop is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Services

High Water Music Shop operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Reliance on Management

As a securities holder, you will not be able to participate in High Water Music Shop's management or vote on and/or influence any managerial decisions regarding High Water Music Shop. Furthermore, if the founders or other key personnel of High Water Music Shop were to leave High Water Music Shop or become unable to work, High Water Music Shop (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Lack of Ongoing Information

High Water Music Shop will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and High Water Music Shop is allowed to stop providing annual information in certain circumstances.

The Company Might Need More Capital

High Water Music Shop might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If High Water Music Shop is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if High Water Music Shop is significantly more successful than your initial expectations.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Subordination

The Notes shall be subordinated to all indebtedness of High Water Music Shop to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of High Water Music Shop, and the revenue of High Water Music Shop can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of High Water Music Shop to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

High Water Music Shop is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. High Water Music Shop competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from High Water Music Shop's core business or the inability to compete successfully against the with other competitors could negatively affect High Water Music Shop's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which High Water Music Shop and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, High Water Music Shop is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt High Water Music Shop

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect High Water Music Shop's financial performance or ability to continue to operate. In the event High Water Music Shop ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither High Water Music Shop nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Uninsured Losses

Although High Water Music Shop will carry some insurance, High Water Music Shop may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, High Water Music Shop could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect High Water Music Shop's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of High Water Music Shop's management will coincide: you both want High Water Music Shop to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want High Water Music Shop to act conservative to make sure they are best equipped to repay the Note obligations, while High Water Music Shop might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If High Water Music Shop needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with High Water Music Shop or management), which is responsible for monitoring High Water Music Shop's compliance with the law. High Water Music Shop will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if High Water Music Shop fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by High Water Music Shop. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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